Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Verizon Communications Inc (VZ)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Verizon Communications Inc. (VZ)
Vote Yes: Item #10 – Political Expenditures Misalignment with Company Strategy

Annual Meeting: May 9th, 2024

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the Board annually report, at reasonable expense, on Verizon’s political and electioneering expenditures, identifying, and analyzing incongruence between such expenditures and the Company’s operational and strategic needs and its stated values and policies. The report should state whether Verizon has made, or plans to make, changes in contributions or communications as a result of identified incongruencies.

Supporting Statement: Proponents recommend, at management discretion, that Verizon include in its analysis metrics that illuminate the degree to which political contributions align with stated strategy, values, and policy priorities year-over-year and present such metrics in the aggregate. Proponents further recommend the report contain management’s analysis of political spending risks to our Company’s brand, reputation, or shareholder value that might arise from spending from the corporate treasury or from its PACs, directly or through third parties, which are reasonably susceptible to interpretation as being in support of or in opposition to a specific candidate.

RATIONALE FOR A YES VOTE

1.	Verizon’s political expenditures conflict with Verizon’s organizational goals, values, and operational needs.
2.	Conflicts between Verizon’s stated values and its political expenditures can generate significant risk to the Company and its investors.

2024 Proxy Memo Verizon Communications Inc | Political Expenditures Misalignment with Company Strategy

DISCUSSION

1.	Verizon’s political expenditures conflict with Verizon’s organizational goals, values, and operational needs.

Verizon makes significant political and electioneering expenditures. Unfortunately, many of these expenditures support causes at odds with Verizon’s stated values and policies or in conflict with its operational needs.

For example, Verizon’s chairman and chief executive officer, Hans Vestberg, has stated that the Company “strongly oppose[s] the passage of any legislation or the adoption of any measure that would make it harder for voters, including historically marginalized groups — people of color, seniors, students, and people with disabilities — to exercise their fundamental right to cast a ballot.”1

Yet Verizon’s political expenditures are incongruous with this statement. During the 2022 election cycle, Verizon contributed at least $363,000 to members of Congress who opposed federal voting rights legislation.2 Moreover, in 2021, Verizon donated $126,000 to Senate Republicans who blocked federal voting rights legislation.3 The bill, known as the Freedom to Vote Act, would have facilitated registering to vote, made Election Day a public holiday, ensured that all states had early voting for federal elections, and allowed voters to request mail-in ballots.4

Verizon’s failure to align its political expenditures with its commitment to democracy is particularly egregious. Accountable US, a nonpartisan voting rights advocacy organization, has given Verizon a rating of ‘F’ on its American Democracy Scorecard.5 The group highlighted the following significant incongruencies between Verizon’s political expenditures and its stated commitment to democracy:

•	Verizon’s donations to federal lawmakers who opposed voting rights legislation during the 2022 election cycle;

•	Verizon’s repeated donations to lawmakers who objected to certifying the 2020 presidential election. Verizon has contributed approximately $346,000 to election deniers since 2021;[6]

•	Verizon’s contributions to federal lawmakers who opposed creating a Congressional January 6th investigation;[7]

•	Verizon’s donations to state officials who sponsored or voted for anti-voter legislation during the 2022 election cycle.[8]

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1 https://www.verizon.com/about/news/speed-reflecting-on-voting-rights

2 https://www.americandemocracyscorecard.org/verizon-communications/

3 https://www.accountable.us/wp-content/uploads/2022/01/2022-01-10-Corporate-Hypocrisy-on-Voting-Rights.pdf; https://www.cnn.com/2021/10/20/politics/senate-freedom-to-vote-act-republicans/index.html

4 https://www.texastribune.org/2021/10/20/federal-voting-bill-texas/

5 https://accountable.us/major-scorecard-project-grades-corporations-commitment-to-democracy/

6 https://popular.info/p/these-50-companies-have-donated-over

7 https://www.americandemocracyscorecard.org/verizon-communications/

8 https://accountable.us/projects/corporate-anti-democracy-database/

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2024 Proxy Memo Verizon Communications Inc | Political Expenditures Misalignment with Company Strategy

The incongruencies extend into other issue areas. For example, Verizon claims it is “proud to foster an inclusive environment” for marginalized communities such as the LGBTQIA+, Black, and disability communities.9 They’ve also partnered with LGBTQIA+ organizations to “[connect] people and [amplify] the stories of LGBTQ+ individuals around the world.”10 Despite these claims, Verizon has funded the campaigns and leadership PACs of members of Congress who have received a zero rating from the Human Rights Campaign (HRC), a leading LGBTQIA+ organization.11

2.	Conflicts between Verizon’s stated values and its political expenditures can generate significant risk to the Company and its investors.

Despite significant concern and controversy about its political expenditures, Verizon’s Board has not provided investors with sufficient assurance that it has oversight systems in place to identify or address incongruencies between the Company’s political giving and its strategic goals. Failure to monitor, assess, and mitigate such conflicts can pose significant risk to corporate reputation, brand, and market share by leaving companies vulnerable to charges of hypocrisy or indifference to their impacts on communities, employees, and the environment. While intangible, reputation matters. A survey of 2,200 global executives worldwide in 2021 found that, on average, global executives attribute 63% of their company’s market value to their company’s overall reputation.12

The Walt Disney Company’s experience with anti-LGBTQIA+ legislation in Florida provides a striking example of this dynamic. Disney had made political contributions to the sponsors of the Parental Rights in Education Act, commonly known as the “Don’t Say Gay” law. When questions began to be asked, Disney initially declined to comment on the legislation, leading to “widespread disappointment across the company among LGBTQ+ employees and allies.”13 In response, Abigail Disney, granddaughter of one of Disney’s founders, called out the company’s mismanagement on Twitter, and disappointed consumers turned away from the brand. 14, 15

The company then changed course, with CEO, Bob Chapek, taking a strong, public stance against the bill and pledging $5 million to the Human Rights Campaign and other LGBTQIA+ rights organizations. But the Human Rights Campaign refused Disney’s contribution, and Florida governor Ron DeSantis took control and set out to punish the company for opposing the legislation. 16,17 It was two years before Disney and Florida ended its legal wrangling and the fallout was contained.

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9 https://mycareer.verizon.com/blog/verizon-voices/words-of-pride/

10 https://www.verizon.com/about/news/words-pride-and-commitment-change

11 https://popular.info/p/lgbtq2022

12 https://cms.webershandwick.com/wp-content/uploads/2023/02/The-State-of-Corporate-Reputation-in-2020_executive-summary_FINAL.pdf

13 https://variety.com/2022/film/news/disney-ceo-bob-chapek-support-lgbtq-1235197938

14 https://twitter.com/abigaildisney/status/1500444182665703428?s=20&t=lsV3fd_sMqvfOx1IDZLcBg

15 https://eu.usatoday.com/story/travel/experience/america/theme-parks/2022/03/10/disneys-company-florida-dont-say-gay-bill-lgbtq-fans/9451149002/

16 https://www.hrc.org/press-releases/human-rights-campaign-refuses-money-from-disney-until-meaningful-action-is-taken-to-combat-floridas-dont-say-gay-or-trans-bill

17 https://www.cbsnews.com/news/ron-desantis-disney-law-florida-state-control-dont-say-gay/

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2024 Proxy Memo Verizon Communications Inc | Political Expenditures Misalignment with Company Strategy

It is critical for investors that Verizon avoid similar incidents. The Board recognizes the risk posed, stating that, “[t]o mitigate reputational risk, we review whether a candidate has made public statements on sensitive public policy issues that have resulted in controversy, and the nature and impact of any such statement.”18 But shareholders need more information on this process to be reassured that it is being sufficiently implemented. Verizon’s direct competitor, AT&T, has provided such assurance through a political congruency report delineating the extent to which its political contributions align with the company’s values, commitments, and stated political engagement priorities.19

Assessing alignment of political spending with values and business interests enables companies to protect their reputation, mitigate risks, support longer-term sustainability, enhance stakeholder engagement, and adapt to evolving consumer expectations.

Shareholders have signaled strong support for proposals seeking reports on incongruent political expenditures, including a 41% vote at Leidos Holdings in 2023, a 46.2% vote at Cigna in 2022, and a 47% vote at Pfizer in 2021. In a 2021 speech, then-acting SEC Allison Herren Lee Chair reaffirmed the salience of political spending disclosure to investment decision-making:

[P]olitical spending disclosure is inextricably linked to ESG issues. Consider for instance research showing that many companies that have made carbon neutral pledges, or otherwise state they support climate-friendly initiatives, have donated substantial sums to candidates with climate voting records inconsistent with such assertions. Consider also companies that made noteworthy pledges to alter their political spending practices in response to racial justice protests, and whether, without political spending disclosure requirements, investors can adequately test these claims, or would have held corporate managers accountable for those risks before they materialized. Political spending disclosure is key to any discussion of sustainability.20

The Board’s statement in opposition evades the core concerns raised by the Proposal: the potential risk of harm to the Company’s reputation and how this might impact shareholder value and broader stakeholder interests. This risk steadily accrues when corporate treasury and PAC dollars subsidize recipients whose actions undermine and contradict Verizon’s stated values. In today’s climate of heightened scrutiny on corporate political engagement, we believe that Verizon’s shareholders are benefited by increased oversight and reporting of the Company’s management of its participation in the public policy process.

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18 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000732712/000130817924000279/lvz2024_def14a.htm

19 https://sustainability.att.com/ViewFile?fileGuid=33957400-8ea8-489d-8a02-bc96c0c47c16

20 https://www.sec.gov/news/speech/lee-climate-change

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2024 Proxy Memo Verizon Communications Inc | Political Expenditures Misalignment with Company Strategy

CONCLUSION

Vote “Yes” on this Shareholder Proposal #10

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For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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